Galardi Extends Offer to Purchase Units
                       in Sierra Pacific Development Fund


     NEWPORT BEACH, CA, DECEMBER 1 -- John Galardi, who has offered to purchase any and all limited partnership units in Sierra Pacific Development Fund, a California limited partnership, announced today that he was extending that offer until 5:00 P.M., Pacific time, on December 22, 1997.